UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sunrise USA, Incorporated
(Name of Issuer)

Common Shares, $0.0001 Par Value Per Share
(Title of Class of Securities)

86770P 10 1
(CUSIP Number)

Christopher A. Giordano
264 Union Blvd, First Floor, Totowa, NJ 07424
(973) 956-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2005
(Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  86770P 10 1                        13D                               Page 2 of 11 Pages

1.      NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Christopher A. Giordano, Elisa Giordano, Michael Giordano, Nicholas
         Giordano and Birchwood Capital Advisors Group, Inc.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)   [X]
         (b)   [  ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS: PF and OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(D) OR 2(E):   [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.      SOLE VOTING POWER: 30,790,000 Shares

8.      SHARED VOTING POWER: 0 shares

9.      SOLE DISPOSITIVE POWER: 30,790,000 Shares

10.     SHARED DISPOSITIVE POWER: 0 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:  30,790,000 Shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*:    [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.67%

14.     TYPE OF REPORTING PERSON*: IN

CUSIP No.  86770P 10 1                        13D                               Page 3 of 11 Pages

Mr. Christopher Giordano and Birchwood Capital Advisors Group, Inc. hereby amends and restates in its entirety the Statement on Schedule 13D filed with the States Securities and Exchange Commission (the "Commission") on April 4, 2004 (the “Schedule”) and as amended and restated hereby (“Amendment No. 1”).

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 relates to common shares, $0.0001 par value (the “Common Shares”), of Sunrise U.S.A., Incorporated, a corporation organized under the laws of Nevada (the “Issuer”).  The Issuer’s principal executive office and mailing address is 3203 E. Ovid Avenue, Des Moines, IA 50317.

ITEM 2. IDENTITY AND BACKGROUND

(a)   This Amendment No. 1 is being filed on behalf of Christopher A. Giordano, Birchwood Capital Advisors Group, Inc. (“Birchwood”), Mr. Giordano’s mother, Elisa Giordano, and his minor children, Michael and Nicholas Giordano (collectively, the “Family Members” and, together with Mr. Giordano and Birchwood, the “Reporting Persons”).

(b)   Reporting Persons’ business address is 264 Union Blvd, First Floor, Totowa, NJ 07424.

(c)   Mr. Giordano’s present principal occupation is President and sole shareholder of Birchwood Capital Advisors Group, Inc., 264 Union Blvd, First Floor, Totowa, NJ 07424.

(d)   During the last five years, Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

(f)   Mr. Giordano and each Family Member are citizens of the United States of America.  Birchwood Capital Advisors Group, Inc. is a company incorporated in the state of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective September 20, 2002, Mr. Giordano, his Family Members and Birchwood received 60,000, 180,000 and 450,000, respectively, of the Issuer’s Common Shares in a pare pa su dividend distribution of all of the Issuer’s Common Shares issued and outstanding to all of the shareholders of Issuer’s then parent company.

On July 9, 2004, Mr. Giordano received 16,000,000 of the Issuer’s Common Shares in payment of $80,000 of accrued and unpaid compensation owed to Mr. Giordano representing compensation earned for the year 2002.

On November 15, 2005, Mr. Giordano received 14,100,000 of the Issuer’s Common Shares in payment of $7,500 in cash advances made by Mr. Giordano to the Issuer from inception through September 30, 2005.

Mr. Giordano used personal funds (PF) in the November 15, 2005 cash acquisition specified above and performed personal services for the shares received on July 9, 2004 (OO).

CUSIP No.  86770P 10 1                        13D                               Page 4 of 11 Pages

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares for investment purposes and may acquire additional Common Shares of the Issuer or securities convertible into Common Shares of the Issuer, or may dispose of the same, through market transactions or otherwise.

The Issuer is considered to be a blank check company as defined in Section 7(b)(3) of the Securities Act of 1933 (the “33 Act”).  As part of the disclosure of the Issuer in its registration statement filed with the Securities & Exchange Commission (the “Registration Statement”), the Issuer affirmatively stated that there will be no public trading in the Issuer’s securities until such time as the Issuer successfully implements its business plan as described in the Registration Statement.  In furtherance of the Issuer’s representations in the Registration Statement, the Reporting Persons each entered into a written Lock-Up Agreement with Issuer on May 21, 2004 (see Item 6 below).

The Issuer’s business purpose is to locate and consummate a merger or acquisition with a private entity.  The consummation of a business combination will likely include, among other things; (i) a change in control of the Issuer, (ii) appointment of additional members to the Issuer’s Board of Directors and (ii) causing a class of the Issuer's securities to be authorized for quotation or to be quoted in an inter-dealer quotation system of a registered national securities association.

Mr. Giordano is a control person and a nonvoting advisor to the Board of Directors of the Issuer and intends to assist the Issuer in actively searching for business combination targets and in the Issuer’s negotiation and consummation of a business combination transaction.

(a)     The Reporting Persons have no other plans for the acquisition or disposition of securities of the Issuer other than as herein disclosed;

(b)     The Reporting Persons have no other plans for an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries other than as herein disclosed;

(c)     The Reporting Persons have no other plans for sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries other than as herein disclosed;

(d)     The Reporting Persons have no other plans for any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than as herein disclosed;

(e)     The Reporting Persons have no other plans for any material change in the present capitalization or dividend policy of the Issuer other than as herein disclosed;

(f)     The Reporting Persons have no other plans for any change in the Issuer's charter or by-laws that may impede the acquisition of control of the Issuer by any person other than as herein disclosed;

(g)     The Reporting Persons have no other plans for causing a class of the Issuer's securities to cease to be authorized for quotation or to be quoted in an inter-dealer quotation system of a registered national securities association other than as herein disclosed;

CUSIP No.  86770P 10 1                        13D                               Page 5 of 11 Pages

(h)     The Reporting Persons have no other plans for a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 other than as herein disclosed; or

(i)     The Reporting Persons have no other plans for any action similar to any of those enumerated above other than as herein disclosed.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The only interests in the securities of the Issuer which the Reporting Persons hold are the interests which have been described herein.

As of the date hereof, the Issuer has 68,917,340 Common Shares issued and outstanding.

(b)   Mr. Giordano is the sole owner of 30,160,000 shares of the Common Stock of Issuer and has sole power to vote or to direct the vote and has sole power to dispose or to direct the disposition of these shares.  Mr. Giordano is the sole shareholder and President of Birchwood the owner of 450,000 shares of the Common stock of Issuer and has sole power to vote or to direct the vote and has sole power to dispose or to direct the disposition of these shares.  Mr. Giordano has power of attorney as to the Family Member’s 180,000 shares of the Common Stock of Issuer and has sole power to vote or to direct the vote and has sole power to dispose or to direct the disposition of these shares.

Reporting Persons have no shared power to vote or to direct the vote and has no shared power to dispose or to direct the disposition of any shares of Issuer not otherwise described herein.

(c)   On November 15, 2005, Mr. Giordano acquired 14,100,000 shares in repayment of a monetary liability arising from cash loans made to the Issuer in the amount of $7,500.

(d)   Inapplicable.

(e)   Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

All 30,790,000 Common Shares owned by Reporting Persons are subject to a Lock-Up Agreement with the Issuer(encompassing shares then owned or subsequently acquired), copies of which are incorporated herein by reference (see Exhibit 1.1 through 1.5 Lock-Up Agreements each dated May 21, 2004 hereto).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.1 LOCK-UP AGREEMENT of Christopher Giordano dated May 21, 2004.
Exhibit 1.2 LOCK-UP AGREEMENT of Birchwood Capital Advisors Group, Inc. dated May 21, 2004.
Exhibit 1.3 LOCK-UP AGREEMENT of Elisa Giordano dated May 21, 2004.
Exhibit 1.4 LOCK-UP AGREEMENT of Michael Giordano dated May 21, 2004.
Exhibit 1.5 LOCK-UP AGREEMENT of Nicholas Giordano dated May 21, 2004.

CUSIP No.  86770P 10 1                        13D                               Page 6 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2006
Date

/s/ CHRISTOPHER A. GIORDANO
Christopher A. Giordano

Elisa Giordano

By:  /s/ CHRISTOPHER A. GIORDANO
Name: Christopher A. Giordano
Title: Power Of Attorney

Michael Giordano

By:  /s/ CHRISTOPHER A. GIORDANO
Name: Christopher A. Giordano
Title: Power Of Attorney

Nicholas Giordano

By:  /s/ CHRISTOPHER A. GIORDANO
Name: Christopher A. Giordano
Title: Power Of Attorney

CUSIP No.  86770P 10 1                        13D                               Page 7 of 11 Pages

Exhibit 1.1

LOCK-UP AGREEMENT

May 21, 2004

Board of Directors
U.S.A. Sunrise Incorporated

Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, o otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,

/s/ Christopher H. Giordano
[Signature of Holder]

Christopher H. Giordano
[Please Print Name(s)]

16,000,000
[Number of Shares of
  Common Stock Owned]

CUSIP No.  86770P 10 1                        13D                               Page 8 of 11 Pages

Exhibit 1.2

LOCK-UP AGREEMENT

May 21, 2004

Board of Directors
U.S.A. Sunrise Incorporated

Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, o otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,

/s/ Christopher H. Giordano, Pres
[Signature of Holder]

Birchwood Capital Advisors Inc.
[Please Print Name(s)]

450,000
[Number of Shares of
  Common Stock Owned]

CUSIP No.  86770P 10 1                        13D                               Page 9 of 11 Pages

Exhibit 1.3

LOCK-UP AGREEMENT

May 21, 2004

Board of Directors
U.S.A. Sunrise Incorporated

Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, o otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,

/s/ Christopher H. Giordano
[Signature of Holder]

Elisa Giordano
[Please Print Name(s)]

60,000
[Number of Shares of
  Common Stock Owned]

CUSIP No.  86770P 10 1                        13D                               Page 10 of 11 Pages

Exhibit 1.4

LOCK-UP AGREEMENT

May 21, 2004

Board of Directors
U.S.A. Sunrise Incorporated

Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, o otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,

/s/ Christopher H. Giordano
[Signature of Holder]

Michael Giordano
[Please Print Name(s)]

30,000
[Number of Shares of
  Common Stock Owned]

CUSIP No.  86770P 10 1                        13D                               Page 11 of 11 Pages

Exhibit 1.5

LOCK-UP AGREEMENT

May 21, 2004

Board of Directors
U.S.A. Sunrise Incorporated

Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, o otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,

/s/ Christopher H. Giordano
[Signature of Holder]

Nicholas Giordano
[Please Print Name(s)]

30,000
[Number of Shares of
  Common Stock Owned]